Exhibit 99.1

In Preparation for FDA Clearance and Device Deployment, Inspira has Appointed Dr. Dan Gorfil to Medical Advisory Board

Ra’anana, Israel, December 11, 2023 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a pioneer in life support technology with a vision to supersede traditional mechanical ventilators, is pleased to announce the appointment of Dr. Dan Gorfil to its medical advisory board.

Dr. Gorfil is a distinguished specialist in cardiac surgery and intensive care medicine. Dr. Gorfil is both the head of the Cardiothoracic Surgery Intensive Care Unit and the Extracorporeal Membrane Oxygenation program at the Department of Cardiothoracic Surgery at Rabin Medical Center, Israel. Dr. Gorfil’s expertise is expected to significantly contribute to the deployment of the INSPIRA™ ART100. U.S. Food and Drug Administration (FDA) approval is expected in the first half of 2024.

“My commitment to life support innovation led me to Inspira Technologies,” stated Dr. Gorfil. “I believe that the Company’s innovative technology will revolutionize critical care treatment. I am thrilled to be a part of this transformative journey.”

Dagi Ben-Noon, CEO of Inspira Technologies, commented, “Dr. Gorfil’s appointment represents a strategic step towards accelerating our technology’s time-to-market. I believe that his deep expertise and extensive network within the life support sector are valuable to both patients and our investors.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is leading the way in transforming life-support care. Its innovative solutions are paving the way for direct blood oxygenation, bypassing the lungs, and potentially reducing the need for traditional mechanical ventilation. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven monitoring systems. These advancements are part of its strategy to offer more patient-focused, data-informed care. The integration of these technologies signifies the potential to enhance patient outcomes and streamline hospital operations, marking a new era in respiratory care.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements under U.S. Federal securities laws. These forward-looking statements and their implications are based only on the current expectations of the management of the Company. They are subject to several factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements. For example, the Company uses forward-looking statements when it discusses the Company’s vision to supersede traditional mechanical ventilators, that the Company expects Dr Gorfil’s expertise to significantly contribute to the deployment of the INSPIRA Art 1000, that FDA approval for the INSPIRA Art 1000 is expected in the first half of 2024, that Dr. Gorfil believes that the Company’s innovative technology will revolutionize critical care treatment, and that the Company believes that Dr. Gorfil’s appointment represents a strategic step towards accelerating the Company’s technology’s time-to-market. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

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